

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2011

Richard C. Jenkins
Interim Chief Financial Officer
Local Insight Regatta Holdings, Inc.
188 Inverness Drive West, Suite 800
Englewood, Colorado 80112

   Re: Local Insight Regatta Holdings, Inc.
   Form 10-K for Fiscal Year Ended December 31, 2009
   Filed on March 31, 2010
   File No. 333-152302

Dear Mr. Jenkins:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Lyn Shenk
       Branch Chief